EXHIBIT 12.1

JOHNSON CONTROLS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our ratio of earnings to fixed charges for the fiscal years ended September 30, 2016, 2015, 2014, 2013 and 2012.

	Year Ended September 30,
(Dollars in millions)	2016	2015	2014	2013	2012

Income (loss) from continuing operations attributable to Johnson Controls, Inc.	$(847)	$1,439	$1,404	$992	$1,003
Income tax provision	2,259	600	407	674	108
Income attributable to noncontrolling interests	215	112	105	102	119
Income from equity affiliates	(530)	(375)	(395)	(399)	(338)
Distributed income of equity affiliates	277	231	204	210	190
Amortization of previously capitalized interest	16	16	16	18	9
Fixed charges less capitalized interest	428	425	406	414	387
Earnings	$1,818	$2,448	$2,147	$2,011	$1,478

Fixed charges:
Interest incurred and amortization of debt expense	$321	$316	$286	$305	$298
Estimated portion of interest in rent expense	126	134	148	151	144
Fixed charges	$447	$450	$434	$456	$442
Less: Interest capitalized during the period	(19)	(25)	(28)	(42)	(55)
Fixed charges less capitalized interest	$428	$425	$406	$414	$387

Ratio of earnings to fixed charges	4.1	5.4	4.9	4.4	3.3

For the purposes of computing this ratio, "earnings" consist of net income attributable to Johnson Controls, Inc. from continuing operations before income taxes, income attributable to noncontrolling interests and income from equity affiliates plus (a) amortization of previously capitalized interest, (b) distributed income from equity affiliates and (c) fixed charges, minus interest capitalized during the period. "Fixed charges" consist of (i) interest incurred and amortization of debt expense plus (ii) the portion of rent expense representative of the interest factor.